Exhibit 1.1
CONSENT SOLICITATION STATEMENT
$400,000,000
TRICO SHIPPING AS
Solicitation of Consents in Respect of all
Outstanding 11 7/8% Senior Secured Notes Due 2014
(CUSIP Nos. 89612BAA6 and R92856AA2)
          Subject to the terms set forth in this consent solicitation statement, we are soliciting consents from the holders of our outstanding 11 7/8% Senior Secured Notes due 2014, which we refer to as the “notes,” to (i) modify certain covenants, defaults, remedies, definitions and related provisions contained in the indenture pursuant to which the notes were issued, dated as of October 30, 2009, among us, as issuer, the guarantors identified therein and Deutsche Bank National Trust Company (as successor trustee to Wells Fargo Bank, N.A.), as trustee thereunder (as amended by the First Supplemental Indenture, dated as of June 25, 2010, referred to hereafter as the “indenture,” and the related intercreditor agreement (defined below) and security documents), (ii) waive certain defaults and events of default and rescind any acceleration of principal or interest under the indenture related thereto in the event that certain defaults of the notes have occurred prior to the Proposed Amendments (as defined under the heading “The Consent Solicitation—The Amendments” below) becoming operative, (iii) modify certain terms in the indenture to permit the incurrence of up to $50.0 million of additional indebtedness (the “Additional Priority Indebtedness”), including up to $22.0 million under the new Priority Credit Facility (as defined below) and the granting to the lenders under the Priority Credit Facility and the other Additional Priority Indebtedness of a first priority security interest in the collateral securing the notes, which security interest shall be of a higher priority than the priority of the security interests securing the notes, and (iv) make certain other amendments, supplements and waivers to any of the covenants and related definitions in the indenture, the intercreditor agreement (defined below) or in other related agreements and documents reasonably necessary or appropriate to implement the foregoing. The term “holders” means those holders of record at the close of business on September 2, 2010, which we refer to as the “record date,” as reflected in the records of the trustee.
          By consenting to the Proposed Amendments, the holders are also agreeing to waive any objections, claims and causes of action with respect to any of the Proposed Amendments and the implementation thereof, including any future defaults under the indenture with respect to the covenants and provisions that would be modified if the requisite consents (defined below) are obtained.
          Subject to the conditions set forth herein, we will pay to each holder of notes who has delivered a duly executed consent on or prior to 5:00 PM EDT on September 14, 2010 (the “Expiration Date”), and who has not revoked such consent (an “eligible holder”), a fee of $2.50 per $1,000 principal amount of notes covered by such consent (the “consent payment”). Our obligation to make the consent payment is contingent upon the execution of the second supplemental indenture (defined below), subject to receipt of the requisite consents (which have not been revoked), and the satisfaction of the Preconditions (defined below). Subject to the foregoing, the consent payment will be paid promptly to eligible holders following the effective time (defined below). Such payments will be made by the Tabulation Agent, subject to the receipt by the Tabulation Agent (A) from us of sufficient funds to make such payments and (B) from the eligible holders of requisite instructions to make the payment to such holders by check or wire transfer. No consent payment will be paid unless the requisite consents (as defined below) have been received and the second supplemental indenture has been executed.
          This solicitation is being made upon the terms set forth in this consent solicitation statement and the accompanying letter of consent. Approval of the Proposed Amendments requires the consent of the holders (as of the record date) of all the outstanding notes as of the record date (such consents are referred to as the “requisite consents”).
          At any time following receipt of the requisite consents (which have not been revoked), and in compliance with the conditions contained in the indenture, we and the trustee intend to execute a supplemental indenture (the “second supplemental indenture”) implementing the Proposed Amendments, unless we have terminated this solicitation for any reason. Notwithstanding anything to the contrary contained herein, the second supplemental indenture will not become operative by its terms unless and until (i) we notify the trustee under the indenture that we have deposited funds with the Tabulation Agent sufficient in amount to pay the consent payment owed to all eligible holders, (ii) we obtain waivers, consents or amendments from the lenders under the Working Capital Facility Agreement such that the execution of the second supplemental indenture and our entry into the Priority Credit Facility (but not necessarily the remaining Additional Priority Indebtedness) shall not constitute a default thereunder, (iii) the closing date under the Priority Credit Facility occurs, and (iv) approval of the execution by Trico Marine Services, Inc, Trico Holdco LLC and Trico Marine Cayman, LP of the second supplemental indenture, the proposed amendment to the Working Capital Facility Agreement and the related documents has been received from the United States Bankruptcy Court for the District of Delaware in the proceedings styled In re: Trico Marine Services, Inc., et al., No. 10-12653. We will make a public announcement of the effectiveness of the Proposed Amendments at or prior to 9:00 a.m., EDT, on the next business day after such conditions are met.
          Notwithstanding anything to the contrary set forth in this consent solicitation statement, and subject to any limitations and restrictions set forth in the Support Agreement (as defined under the heading “The Consent Solicitation—Background” below), we reserve the right at any time prior to the effectiveness of the second supplemental indenture to (i) terminate the solicitation for any reason or (ii) amend the terms of the solicitation including, without limitation, to reduce the amount of the requisite consents.

September 3, 2010

ABOUT THIS CONSENT SOLICITATION STATEMENT
          You should read and carefully consider the information contained herein before deciding whether to give your consent to the Proposed Amendments by properly completing, executing and delivering the accompanying letter of consent in accordance with the instructions set forth herein and therein.
          Only holders of the notes as of the record date are eligible to consent to the Proposed Amendments. Any beneficial owner of notes who is not a holder of such notes must arrange with the person who is the holder or such holder’s assignee or nominee to execute and deliver a letter of consent on behalf of such beneficial owner. For purposes of this solicitation, The Depository Trust Company (“DTC”) has authorized DTC participants (“participants”) set forth in the position listing of DTC as of the record date to execute letters of consent as if they were the holders of the notes held of record in the name of DTC or in the name of its nominee. Accordingly, for purposes of the solicitation, the term “holder” shall be deemed to include such participants.
          Holders who wish to consent must deliver their properly completed and executed letter of consent to Deutsche Bank National Trust Company, as the Tabulation Agent, at the address set forth on the back cover of this consent solicitation statement in accordance with the instructions set forth herein and in the letter of consent. Consents should not be delivered to us or the trustee. However, we reserve the right to accept any consent received by us or the trustee. Under no circumstances should any person tender or deliver notes to us, the trustee, the Tabulation Agent or any other party at any time.
          Recipients of this consent solicitation statement and the accompanying materials should not construe the contents hereof or thereof as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the solicitation and the consent payment.
          Please handle this matter through your bank or broker. Questions concerning the terms of the solicitation should be directed to Evercore Partners, as the Solicitation Agent, at the telephone number set forth on the back cover of this consent solicitation statement. Requests for assistance in completing and delivering a letter of consent or requests for additional copies of this consent solicitation statement, the letter of consent or other related documents should be directed to Deutsche Bank National Trust Company, as the Information Agent and Tabulation Agent, at the addresses or telephone numbers set forth on the back cover of this consent solicitation statement.
          No person has been authorized to give any information or make any representations other than those contained or incorporated by reference in this consent solicitation statement and, if given or made, such information or representations must not be relied upon as having been authorized by us, the trustee, the Tabulation Agent, the Information Agent, the Solicitation Agent or any other person.

          The statements made in this consent solicitation statement are made as of the date of this consent solicitation statement, and delivery of this consent solicitation statement or the accompanying materials at any time does not imply that the information herein or therein is correct as of any subsequent date. The information provided in this consent solicitation statement is based upon information provided solely by us. The Information Agent and the Solicitation Agent have not independently verified and do not make any representation or warranty, express or implied, or assume any responsibility, as to the accuracy or adequacy of the information contained or incorporated herein.
          The solicitation is not being made to, and a letter of consent form will not be accepted from or on behalf of, a holder in any jurisdiction in which the making of the solicitation or the acceptance thereof would not be in compliance with the laws of such jurisdiction. We may in our discretion, however, take such action as we may deem necessary to lawfully make the solicitation in any such jurisdiction and to extend the solicitation to any holder in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the solicitation to be made by a licensed broker or dealer, the solicitation will be deemed to be made on behalf of us by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
          In this consent solicitation statement, unless otherwise specified, “Trico,” the “Company,” “we,” “us” and “our” refer to Trico Shipping AS, its consolidated subsidiaries and their predecessors.
          Capitalized terms used in this consent solicitation statement that are not otherwise defined have the meanings set forth in the indenture.

THE CONSENT SOLICITATION
General
          We are seeking the consent from the holders of the notes to all of the Proposed Amendments as a single proposal. Therefore, if you elect to consent, you will be deemed to consent to all of the Proposed Amendments.
          Approval of the Proposed Amendments requires the consent of all the holders of the outstanding notes as of the record date, or the “requisite consents.”
          The delivery of a consent will not affect a holder’s right to sell or transfer any notes, and a sale or transfer of any notes after the record date will not have the effect of revoking any consent properly given by the holder of such notes. Therefore, each properly executed and delivered consent that is not revoked will be counted notwithstanding any subsequent sale or transfer of any notes to which such consent relates. Failure to deliver a letter of consent will have the same effect as if a holder had chosen not to give its consent to the Proposed Amendments.
Background
          Trico Holdco LLC, a Delaware limited liability company (“Holdco”), is a direct wholly-owned subsidiary of Trico Marine Services, Inc., a Delaware corporation (the “Parent”), and the general partner of Trico Marine Cayman, L.P., a Cayman Islands limited partnership (“Trico Cayman” and together with Holdco and the Parent, the “Parent Entities”). Trico Supply AS, a Norwegian limited company (“Trico Supply”), is a direct wholly-owned subsidiary of Trico Cayman, and directly owns all of the equity interests in the Company. The Parent is the sole limited partner of Trico Cayman. Each of the Parent, Trico Holdco, Trico Cayman and Trico Supply are guarantors of the notes.
          On October 30, 2009, the Company entered into that certain Credit Agreement among Trico Cayman, Holdco, the direct and indirect subsidiaries of the Company (the “Guarantors”), the Lenders party thereto from time to time, and Nordea Bank Finland PLC, New York Branch, as Administrative Agent as amended by that certain First Amendment and Waiver to Credit Agreement, dated as of March 15, 2010, that certain Second Amendment to Credit Agreement and Forbearance Agreement, dated as of June 17, 2010, that certain Third Amendment to Credit Agreement and Forbearance Agreement, dated as of June 29, 2010 and that certain Fourth Amendment to Credit Agreement dated as of July 23, 2010 (the “Working Capital Facility Agreement”).
          On August 25, 2010, we agreed in principle to a non-binding term sheet (the “Term Sheet”) with (i) holders of approximately 80% the notes and with (ii) Tennenbaum Capital Partners, LLC, and certain of its affiliates (collectively, “Tennenbaum”). Pursuant to the Term Sheet, such holders and Tennenbaum (collectively, the “Lenders”) have agreed in principle, subject to various conditions, including the negotiation of acceptable documentation, to make up to $22 million of term loans (the “Priority Credit Facility”), $15.0 million of which will be drawn immediately upon closing and $7.0 million of which will be drawn at a later date, subject to the satisfaction of various conditions precedent, which loans will bear interest at a rate of 13 1/2% and default interest at a rate of an additional 2%. In addition to the Consent Fee, the Term Sheet also provides that we will pay (i) an upfront yield enhancement payment in an amount equal to 5% of the aggregate commitment (less a portion of any consent fees received by the Lenders) and (ii) deferred fees in an amount equal to 2% of any payment or prepayment, as well as certain transaction costs and expenses of the Lenders. We can provide no assurance that the term loans that have been agreed in principle will be subject to binding commitments. The Priority Credit Facility will be secured by a first priority lien on substantially all our assets on a first-out basis and will contain substantially similar representations, warranties, covenants and events of default as the Working Capital Facility Agreement and the indenture and such other representations, warranties, covenants and events of default as may be agreed by the Lenders and the Company. Obligations under the Priority Credit Facility can be secured on an equal and ratable basis with up to $28 million of other Additional Priority Indebtedness. The Company will require the consent of the Lenders under the Priority Credit Facility and the Working Capital Facility Agreement to incur any Additional Priority Indebtedness beyond the $22 million to be borrowed under the Priority Credit Facility.
          The Proposed Amendments will allow the Company to fund operating expenses and other working capital needs without triggering an event of default under the indenture and accelerating the indebtedness thereunder.
Available Information
          Our principal executive offices are located at 10001 Woodloch Forest Drive, Suite 610, The Woodlands, Texas 77380. The Parent files annual, quarterly and current reports and other information electronically with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials the Parent files with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including our filings.
          Our website address is www.tricomarine.com, where all of the Parent’s public filings are available, free of charge, through website linkage to the SEC. We make available free of charge, on or through the Investor Relations section of our Internet website, access to the Parent’s filings of its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with the SEC. Our website provides a hyperlink to a third party SEC filings website where these reports may be viewed and printed at no cost as soon as reasonably practicable after the Parent electronically files such material with, or furnishes it to, the SEC. The information contained on our website, or any other website, is not, and shall not be deemed to be, part of or incorporated into this consent solicitation statement.

          We incorporate by reference in this consent solicitation statement the documents listed below and any future filings we or the Parent make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including any filings after the date of this consent solicitation statement until the effective time. We are not incorporating by reference any information furnished under Items 2.02 or 7.01 (or corresponding information furnished under Item 9.01 or included as an exhibit) in any past or future current report on Form 8-K that the Parent files with the SEC, unless otherwise specified in such current report
•	The Parent’s annual report on Form 10-K (including the portions of the Parent’s proxy statement for its 2010 annual meeting of stockholders incorporated by reference therein) for the year ended December 31, 2009;

•	The Parent’s quarterly reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010; and

•	The Parent’s current reports on Form 8-K filed on January 22, 2010, February 25, 2010, March 31, 2010, April 22, 2010, April 27, 2010, May 4, 2010, June 2, 2010, June 14, 2010, June 17, 2010, June 21, 2010, July 1, 2010, July 15, 2010, July 19, 2010, July 29, 2010, August 10, 2010, August 25, 2010, August 26, 2010 and September 2, 2010.
          By consenting, the consenting party expressly acknowledges and agrees that it has been afforded meaningful opportunity to review all information, including the Parent’s financial statements, considered by the consenting party to be necessary to decide whether to grant its consent.
          Any statement contained herein or in a document made available by us will be deemed to be modified or superseded for purposes of this consent solicitation statement to the extent that a statement contained in any filing with the SEC made by the Parent or document we subsequently provide or make available modifies or supersedes the previous statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this consent solicitation statement.
Forward-Looking Statements
          Certain statements in this consent solicitation statement that are not historical fact may be “forward-looking statements.” Actual events may differ materially from those projected in any forward-looking statement. There are a number of important factors involving risks and uncertainties beyond our control that could cause actual events to differ materially from those expressed or implied by such forward-looking statements. A description of risks and uncertainties relating to Trico Marine Services, Inc. and its industry and other factors, which could affect the Parent’s and our results of operations or financial condition, are included in the Parent’s SEC filings and below under “Risks.” We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this consent solicitation statement.
Risks
          Before providing your consent you should carefully consider the risks and other information that we have included in this consent solicitation statement. There may be additional risks not presently known to us or that we currently deem immaterial, which are not included in this consent solicitation statement.
          The effectiveness of the Proposed Amendments is subject to certain conditions.
          The effectiveness of the Proposed Amendments is subject to the satisfaction of certain conditions. See “—Effectiveness of Proposed Amendments; Preconditions.” There can be no assurance that such conditions will be met. If the Preconditions are not met, then the original terms of the indenture will remain operative regardless of whether the second supplemental indenture has been executed by the parties thereto.
          We will not make any consent payment unless and until the second supplemental indenture is executed, if that happens at all, and the Preconditions are satisfied.
          Our obligation to make the consent payment is contingent upon execution of the second supplemental indenture, subject to receipt of the requisite consents (which have not been revoked), and the satisfaction of the Preconditions. While we expect to execute the second supplemental indenture promptly after receipt of the requisite consents (which have not been revoked), we can terminate this solicitation for any reason prior to execution of the second supplemental indenture. We will be under no obligation to pay, and will not pay, the consent payment if we terminate this solicitation prior to execution of the second supplemental indenture.
          We may be unable to collect the requisite consents and implement the Proposed Amendments.
          We may be unable to collect consents from the requisite noteholders to execute the second supplemental indenture and implement the Proposed Amendments. If we are unable to acquire the requisite consents, the Lenders under the Priority Credit Facility will not provide the additional funds needed to meet our operating expenses and other working capital needs. Under such circumstances we would be forced to consider other alternatives, including the seeking bankruptcy protection, which could result in a reduction of the value of the notes.
          The credit and business risk profile of the Parent Entities could adversely affect our credit ratings and profile.
          The credit and business risk profiles of the Parent Entities may be factors in credit evaluations of our indebtedness and business. Another factor that may impact such credit evaluations is the financial condition of the Parent Entities and their dependence on cash flow from us to service their indebtedness and other obligations. The Parent Entities and certain of their affiliates filed for bankruptcy on August 26, 2010. Our credit ratings and business risk profile could be adversely affected by developments within the bankruptcy cases of the Parent Entities and their affiliates, which may have a material adverse effect on our business and results of operations.
          We have not been in compliance with certain of our debt covenants, and while the Proposed Amendments waive noncompliance for certain periods, we may not be able to comply with all our debt covenants in the future.
          We have recently failed to comply with a certain debt covenant in the indenture, which covenant required us to certify on August 30, 2010 that we maintained a certain aggregate EBITDA threshold over the twelve months preceding July 30, 2010. While the Proposed Amendment waives any noncompliance with this minimum EBITDA covenant and a minimum liquidity covenant also contained in the indenture for the periods ending July 31, 2010 and August 31, 2010, we will thereafter be subject to these covenants, which are tested monthly. There is no assurance that we will be able to maintain compliance with these covenants with respect to periods ending on or after September 30, 2010, or that we would be able to obtain necessary waivers or amendments to cure any such noncompliance.
          Certain of our Affiliates are in default under their indebtedness, which could cause a cross-default under the indenture, which could result in our indebtedness being declared immediately due and payable.
          Our Parent is in default under its 8.125% secured convertible debentures due 2013 (the “8.125% Debentures”) and under its 3% senior convertible debentures due 2027 (the “3% Debentures”). If either such default is continuing following the expiration of a forbearance period on the earlier of June 17, 2011 and the effective date of a plan of reorganization related to Parent or its affiliate debtors in its pending bankruptcy case under Chapter 11 of the US Bankruptcy Code, or the earlier termination of such forbearance period (which would occur, for example, if any of the 8.125% Debentures, the 3% Debentures or the obligations under the Working Capital Facility Agreement are accelerated), then the trustee or 25.0% of the holders would be entitled to (i) accelerate our indebtedness under the notes, making them immediately due and payable, and (ii) pursuant to the intercreditor agreement, direct the collateral agent to exercise remedies with regard to the collateral securing the notes.
          We have a substantial amount of indebtedness, and the adoption of the Proposed Amendments, which permit us to borrow up to $50.0 million of additional indebtedness, could exacerbate the risks associated with our already significant leverage.
          The Proposed Amendments permit us to borrow up to $50.0 million of additional indebtedness (which includes the $22.0 million we intend to borrow under the Priority Credit Facility).

          We are highly leveraged. As of June 30, 2010, our total secured indebtedness was $422 million. Our substantial level of indebtedness is adversely affecting our flexibility in responding to adverse changes in economic, business or market conditions, which is having a material adverse effect on our results of operations.
          The substantial level of our indebtedness has other important consequences, including the following:
•	making it more difficult to pay interest and satisfy debt obligations;

•	requiring dedication of a substantial portion of cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash for working capital, capital expenditures and other general corporate purposes;

•	limiting flexibility in planning for, or responding to, adverse changes in the business and the industry in which we operate;

•	increasing vulnerability to general economic downturns and adverse developments in business;

•	placing us at a competitive disadvantage compared to any less leveraged competitors; and

•	limiting our ability to raise additional financing on satisfactory terms or at all.
          Our business is cyclical in nature due to dependency on the levels of offshore oil and gas drilling and subsea construction activity, and our ability to generate cash depends on many factors beyond our control. Our ability to make scheduled payments on and/or to refinance our indebtedness depends on our ability to generate cash in the future, which will be affected by, among other things, general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control. We cannot assure you that our businesses will generate sufficient cash flows from operations, such that currently anticipated business opportunities will be realized on schedule or at all or that future borrowings will be available in amounts sufficient to enable us to service our indebtedness. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, reducing or delaying non-regulatory maintenance expenditures and other operating and administrative costs, selling assets, restructuring or refinancing debt or seeking additional equity capital, or any combination of the foregoing. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. Reducing or delaying capital expenditures or selling assets would delay or reduce future cash flows. In addition, the terms of our various debt agreements may restrict us from adopting some or all of these alternatives. Because of these and other factors beyond our control, we may be unable to pay the principal, premium, if any, interest or other amounts due on our indebtedness.
          Our inability to repay our outstanding debt would have a material adverse effect on us. We do not expect that our forecasted cash flows and available credit capacity,

absent the completion of certain liquidity related events, will be sufficient to meet our commitments and remain in compliance with our debt covenants.
          By allowing the incurrence of additional indebtedness, the Proposed Amendments will permit us to increase our leverage, which may exacerbate the risks described above relating to our already substantial leverage and make any future financings or refinancings more difficult or expensive.
          The Proposed Amendments will also permit us to secure up to $50.0 million of additional indebtedness with liens on our assets that will rank senior in priority to the liens securing the notes and the existing Working Capital Facility Agreement, which may diminish the amount of collateral that is available to satisfy our obligations under the notes and the Working Capital Facility Agreement, in the event of a bankruptcy or other insolvency proceeding.
          The Proposed Amendments not only will permit us to incur up to $50.0 million of additional indebtedness but also will permit us to secure such indebtedness with liens on our assets that will rank senior in priority to the liens securing the notes and the Working Capital Facility Agreement. As a result, our obligations under the notes and the Working Capital Facility Agreement will rank effectively junior to our obligations under up to $50.0 million of such additional indebtedness, to the extent of the collateral securing such additional indebtedness on a higher-priority basis than the liens securing the notes and the Working Capital Facility Agreement.
          As a result, the Proposed Amendments may diminish the amount of assets available to noteholders and the lenders under the Working Capital Facility Agreement to satisfy their claims in the event of a bankruptcy or other insolvency proceeding. The collateral securing the up to $50.0 million of additional indebtedness on a higher priority basis than the notes and the Working Capital Facility Agreement will be first used to satisfy the claims of holders of such additional indebtedness before becoming available to satisfy the claims of holders of the notes and the lenders under the Working Capital Facility Agreement.
          You should consider the United Stated federal income tax consequences of delivering a consent.
          The United States federal income tax consequences to holders of notes of the adoption of the Proposed Amendments and receipt of the consent payment are not entirely clear. See “Certain U.S. Federal Income Tax Considerations.” Holders are strongly encouraged to consult their own tax advisors concerning the application of U.S. federal income, gift and estate, U.S. state and local, non-U.S. and other tax consequences of participating in the consent solicitation.
Lenders’ Consent Fee under the Working Capital Facility Agreement
          In connection with the Proposed Amendments, we will obtain consent from the lenders of the Working Capital Facility Agreement. We will pay each consenting lender a consent fee in the amount equal to 0.25% of the outstanding principal amount of its Term Loans and Revolving Loans, as applicable.
Credit Parties and Affiliates in Bankruptcy
          Trico Marine Services, Inc., Trico Marine Assets, Inc., Trico Marine Operators, Inc. Trico Marine International, Inc., Trico Holdco LLC and Trico Marine Cayman, L.P. have filed petitions for reorganization under Chapter 11 with the United States Bankruptcy Court for the District of Delaware on August 25, 2010.
Record Date
          The record date for the determination of holders entitled to give consents pursuant to the solicitation is 5:00 p.m., New York City time, on September 2, 2010. This consent solicitation statement and the letter of consent, which we refer to collectively as “solicitation materials,” are being sent to all holders of record on the record date. Such date has been fixed as the date for the determination of holders entitled to deliver a consent. We reserve the right to establish, from time to time, but in all cases prior to receipt of the requisite consents, any new date as such record date with respect to the notes and, thereupon, any such new date will be deemed to be the record date for purposes of the solicitation for the notes.
The Amendments
          Consenting to the Proposed Amendments (defined below) authorizes (i) the execution of the second supplemental indenture, which will, among other things, permit us to incur up to $50.0 million of Additional Priority Indebtedness, (ii) enter into the Priority Credit Facility as Additional Priority Indebtedness, (iii) in connection with permitting the incurrence of the Additional Priority Indebtedness, the execution of any amendments to (A) the Collateral Agency and Intercreditor Agreement, dated October 30, 2009, among the Company, the guarantors identified therein, Wilmington Trust FSB, Deutsche Bank National Trust Company (as successor trustee to Wells Fargo Bank, N.A.) and Nordea Bank Finland, plc, New York Branch (as amended by the First Amendment to the Collateral and Intercreditor Agreement, dated as of June 29, 2010, the “intercreditor agreement”), and (B) the security and collateral documents securing payment of the notes and certain other related documents (the “other transaction documents”), in each case as may be needed to reflect the incurrence of additional indebtedness and the granting to the lenders under such additional indebtedness a priority interest in the collateral securing the notes, which interest will be of a higher priority than the interest of the notes in such collateral, and (iv) if the Proposed Amendments do not become operative prior to the occurrence of an event of default, the waiver and rescission described below.
          The Trustee and the Collateral Agent will enter into an amended intercreditor agreement with the Working Capital Facility Agent, the agent under the Priority Credit Facility (the “Priority Credit Facility Agent”), the Company and the Guarantors with respect to the Collateral, which shall provide that all proceeds realized by the Collateral

Agent from the Collateral shall first be applied to any principal, interest or other obligations outstanding under the Priority Credit Facility and that such proceeds shall only be applied to the notes and the Working Capital Facility Obligations and the Note Obligations (on a pari passu basis) once the obligations under the Priority Credit Facility have been satisfied in full. While the Proposed Amendments will include the consent of the Holders of notes to a modification of the intercreditor agreement to permit the incurrence of up to $50 million of Additional Priority Indebtedness (as described below), any further incurrence of Additional Priority Indebtedness will require the consent of the Working Capital Facility Agent and the Priority Credit Facility Agent to a further modification of the amended intercreditor agreement.
          The amended intercreditor agreement shall otherwise have substantially similar terms as the existing intercreditor agreement, but shall provide that the Priority Facility Agent shall have the exclusive right to require the Applicable Authorized Representative (as defined in the intercreditor agreement) to commence the exercise of enforcement actions until the date that is 120 days after the occurrence of each of (i) both (x) an Event of Default has occurred and is continuing under another Series of Secured Obligations and (y) such Series of Secured Obligations is currently due and payable (or, in the case of any Letter of Credit obligations, required to be cash-collateralized) in full (whether as a result of acceleration thereof or otherwise) in accordance with the Secured Document for such Series of Secured Obligations, and (ii) the receipt by the Priority Facility Agent of written notice from such other Authorized Representative certifying as to the matters in (i)(x) and (y) (such period, the “Priority Standstill Period”). If the obligations under the Priority Credit Facility have not been paid in full within 180 days after the Priority Facility Agent gives the Applicable Authorized Representative direction to commence the exercise of remedies, then the Priority Facility Agent shall become the Applicable Authorized Representative and shall be granted the exclusive rights to exercise remedies (a “Priority Control Event”) until the payment in full of such obligations.
          Upon the occurrence of any Priority Control Event, holders of obligations under either Series of Secured Obligations (as defined in the intercreditor agreement) shall have the right to purchase the indebtedness under the Priority Credit Facility, provided that such purchase shall be for the full amount of such indebtedness (including the principal of such indebtedness, any accrued interest thereon (including default interest), any applicable exit fee and any other amounts due thereunder).
          After the termination of the Priority Standstill Period, either Series of Secured Obligations may commence the exercise of remedies, provided that the Authorized Representative of the Series of Secured Obligations that constitutes the smaller amount of the then outstanding Series of Secured Obligations shall not take any enforcement actions at any time that the Authorized Representative of the Series of Secured Obligations that represents the larger amount of the then outstanding Series of Secured Obligations is undertaking such actions (and no such actions shall be undertaken by the holders of either Series of Secured Obligations during a Priority Control Event).
          Notwithstanding the foregoing, the parties agree that the right of any representative (including the Applicable Authorized Representative and the Priority

Facility Agent) to direct the exercise of remedies shall not prevent the holders of any Series of Secured Obligation from exercising their rights in any bankruptcy or insolvency proceeding, including without limitation, filing motions and responses to motions, challenging exclusivity, providing financing, filing, voting on or objecting to any plan of reorganization or objecting to or supporting any action proposed by the debtors in such bankruptcy or insolvency proceeding.
          The second supplemental indenture will, among other things, amend the indenture as follows (the amendments described below, including the Waiver and Rescission, and more specifically set forth in the second supplemental indenture are the “Proposed Amendments”; capitalized terms used, but not defined herein or in the following descriptions, have the meanings assigned to them in the indenture or the first supplemental indenture):
•	The definition of “Permitted Liens” will be altered so as to permit liens granted to the Collateral Agent in the Collateral to secure the obligations under the Additional Priority Indebtedness to be of a higher priority than the liens securing the notes and the obligations under the Working Capital Facility Agreement. The Trustee will be directed to cause the Collateral Agent to enter into such amendments to the intercreditor agreement and the other transaction documents to effectuate such amendment.

•	Various provisions of the indenture will be amended to permit the issuance of up to $50 million principal amount of additional secured indebtedness (the “Additional Priority Indebtedness”), which includes up to $22 million of indebtedness incurred pursuant to the Priority Credit Facility; provided, however, that the remaining $28 million of such Additional Priority Indebtedness beyond the $22 million of indebtedness under the Priority Credit Facility shall only be permitted to be incurred to the extent it is used make the interest payment on the notes due November 1, 2010 and to repay indebtedness under the Working Capital Facility Agreement. In addition, the security and collateral documents securing payment of the notes or the intercreditor agreement will be amended as may be needed to reflect the extension of credit described in the Term Sheet and any future extension of credit under the $28 million of further Additional Priority Indebtedness described above.

•	Compliance with the minimum EBITDA covenant for July 31, 2010 and August 31, 2010 will be waived.

•	Compliance with the minimum liquidity covenant for August 31, 2010 and September 30, 2010 will be waived.

•	Various provisions of the indenture will be amended to permit the payment of cash to or on behalf of the Parent Entities on account of costs and expenses of the Parent Entities which are allocated to Trico Supply and its subsidiaries according to a budget to be approved by the lenders under the Priority Credit Facility.

•	Various provisions of the indenture will be amended such that any mandatory repayments or repurchase from the proceeds of Collateral shall be paid to satisfy the indebtedness under the Priority Credit Facility and the other Additional Priority Indebtedness prior to being offered to repay the notes or Working Capital Facility Obligations.

•	It shall be an additional Event of Default if, during the Forbearance Period, a default under any indebtedness of the Parent Entities that is secured by any Collateral securing the Notes Obligations results in the commencement of any foreclosure, forfeiture, surrender, seizure or other exercise of remedies with respect to such Collateral (or any actions on the part of the Company or any of the Guarantors in lieu of such exercise of remedies).

•	The indenture will be modified to remove all baskets permitting Trico Supply and its subsidiaries to make any payments or distributions to the Parent Entities (other than relating to the payment of the allocated costs and expenses described above).
          Any description of the Proposed Amendments to the indenture contained herein is qualified in its entirety by reference to the full and complete provisions contained in the second supplemental indenture
          By consenting to the Proposed Amendments, and subject to the Proposed Amendments becoming operative in accordance with the terms and conditions set forth herein, the holders are notifying the trustee pursuant to sections 6.02 and 6.04 of the indenture that the Waiver and Rescission, if applicable, have been affected.
Waiver
          By consenting to the Proposed Amendments, the holders are agreeing, as against any of us, the Information Agent, the Tabulation Agent, the Solicitation Agent, the trustee or the collateral agent and their respective officers, employees, attorneys, advisors, directors and affiliates, to waive any objections, claims and causes of action with respect to any of the Proposed Amendments and the implementation thereof, including any future defaults under the second supplemental indenture and the other transaction documents with respect to the covenants and provisions that would or could be modified if the requisite consents are obtained and the transaction documents become operative.
How to Consent
          Holders who wish to consent to the Proposed Amendments should deliver, and not revoke, one or more properly completed letters of consent signed by or on behalf of such holder by registered mail, hand delivery, overnight courier or by facsimile or electronic transmission to the Tabulation Agent at its address or facsimile number set forth on the back cover of the consent solicitation statement in accordance with the instructions contained in the solicitation materials. We shall have the absolute right in our sole discretion to determine whether any purported consent satisfies the requirements of the solicitation and the indenture, and any such determination shall be final and binding on the holder who delivered such consent or purported consent.
          The letter of consent must be executed in exactly the same manner as the name of the holder appears on the notes.
          Consents will be accepted from holders and any other person who has obtained a proxy in a form reasonably acceptable to us that authorizes such other person (or person claiming title by or through such other person) to deliver a consent with respect to any notes on behalf of such holder. For purposes of the solicitation, DTC has authorized the direct participants in DTC set forth in the position listing of DTC as of the record date to execute the letter of consent as if they were holders of the notes held of record in the name of DTC or its nominee. Accordingly, consents will be accepted from DTC participants. Any beneficial owner whose notes are held through a broker, dealer, commercial bank, trust company or other nominee (individually, a “custodian” and collectively, “custodians”), and who wishes to consent should contact their custodian of the notes promptly and instruct such custodian to consent on its behalf. An authorized DTC participant must execute the letter of consent exactly as its name appears on DTC’s position listing as of the record date.
          Each letter of consent that is properly completed, signed, delivered to and received by the Tabulation Agent (and accepted by us as such and not revoked), will be given effect in accordance with the specifications thereof. A letter of consent should not be delivered to us or the trustee. However, we reserve the right to accept any consent received by us or the trustee by any other reasonable means or in any form that reasonably evidences the giving of a consent. Under no circumstances should any person tender or deliver notes to us, the trustee, the Tabulation Agent, the Information Agent or the Solicitation Agent.
          All questions as to the validity, form, eligibility (including time of receipt) and acceptance of a consent will be resolved by us, in our sole discretion, which resolution shall be final and binding. We reserve the right to reject any and all consents not validly given or any consents, our acceptance of which could, in our opinion or the opinion of our counsel, be unlawful. We also reserve the right to waive any defects or irregularities in the delivery of a consent or modify the conditions to the solicitation. Unless waived, any defects or irregularities in connection with deliveries of consents must be cured within such time as we shall determine. None of us, the trustee, the Tabulation Agent, the Information Agent, the Solicitation Agent or any other person shall be under any duty to give notification of defects, irregularities or waivers with respect to deliveries of consents, nor shall any of them incur any liability for failure to give such notification.
          If the notes to which a consent relates are held by two or more joint holders, each such holder must sign the letter of consent. If a signature is by a trustee, executor,

administrator, guardian, attorney-in-fact, officer of a corporation or other holder acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to us of such person’s authority so to act. If notes are held in different names, a separate letter of consent must be executed covering each name.
          If a consent relates to fewer than all notes held of record as of the record date by the holder providing such consent, such holder must indicate on the letter of consent the aggregate dollar amount (in integral multiples of $1,000) of such notes to which the consent relates. Unless otherwise indicated, the consent will be deemed to relate to all notes held by such holder.
Effectiveness of Proposed Amendments; Preconditions
          Promptly after receiving the requisite consents (which have not been revoked), we and the trustee intend to execute the second supplemental indenture, unless we have terminated this solicitation for any reason. The second supplemental indenture will become effective immediately upon execution and delivery by us and the trustee; provided, however, that the second supplemental indenture will not become operative by its terms unless and until, (i) we notify the trustee under the indenture that we have deposited funds with the Tabulation Agent sufficient in amount to pay the consent payment to all eligible holders, (ii) we obtain waivers, consents or amendments from the lenders under the Working Capital Facility Agreement (as defined in the indenture) such that the execution of the second supplemental indenture and our entry into the Priority Credit Facility shall not constitute a default thereunder, (iii) the closing date under the Priority Credit Facility occurs, and (iv) approval of the execution by Trico Marine Services, Inc, Trico Holdco LLC and Trico Marine Cayman, LP of the second supplemental indenture, the proposed amendment to the Working Capital Facility Agreement and the related documents has been received from the United States Bankruptcy Court for the District of Delaware in the proceedings styled In re: Trico Marine Services, Inc., et al., No. 10-12653 (the “Preconditions”). We can terminate this solicitation for any reason prior to execution of the second supplemental indenture and will be under no obligation to pay, and will not pay, the consent payment upon such termination. We may not waive the Preconditions.
Right to Amend or Terminate Solicitation
          Notwithstanding anything to the contrary set forth in this consent solicitation statement, we reserve the right at any time prior to execution of the second supplemental indenture to:
•	terminate the solicitation for any reason, or

•	amend the terms of the solicitation.

          In such event, we will provide notice by public announcement. In the event that the consent solicitation is terminated, the Proposed Amendments will not become effective, with the result that the indenture will remain in its current form.
          Any waiver, amendment or modification of the consent solicitation will apply to all notes, whether or not consents with respect to any such notes are delivered pursuant to the consent solicitation. If the consent solicitation is amended in a manner determined by us to constitute a material change to holders, we will promptly give notice of such amendment and disseminate additional solicitation materials. Without limiting the manner in which any public announcement may be made, we may give notice to holders as promptly as practicable by public announcement (including by press release, by Dow Jones News Service, by Bloomberg or another public announcement). During any extension of the consent solicitation, all consents to the Proposed Amendments will remain effective unless revoked.
Consent Payment
          Subject to satisfaction of the terms of this consent solicitation, the consent payment of $2.50 will be paid to each holder who has delivered to the Tabulation Agent (and has not revoked) a valid consent on or before the Expiration Date, for each $1,000 in principal amount of notes in respect of which such consent has been delivered. The consent payment will not be paid unless and until the second supplemental indenture is executed by the parties thereto and the Preconditions are satisfied (the date such conditions are met is the “effective time”). No accrued interest will be paid on the consent payment. The Tabulation Agent will act as paying agent for the eligible holders for the purpose of receiving payments from us and transmitting such payments to the consenting holders. The consent payment will be paid promptly to eligible holders following the effective time. Such payments will be made by the Tabulation Agent, subject to the receipt by the Tabulation Agent (A) from us of sufficient funds to make such payments and (B) from the eligible holders of requisite instructions to make the payment to such holders by check or wire transfer.
          Notwithstanding any subsequent transfer of its notes, any holder whose properly executed consent has been received by the Tabulation Agent (and not revoked) on or before the Expiration Date will be eligible to receive the consent payment payable in respect of such notes unless the consent solicitation is terminated for any reason. Any subsequent transferees of notes of such holders, and any holders (and their transferees) who do not timely deliver (or who revoke) a valid consent, will not be entitled to receive the consent payment, even if the Proposed Amendments become effective and, as a result, become binding on them.
Revocation of Consents
          Pursuant to Section 9.04 of the indenture, consents with respect to the Proposed Amendments may be revoked by a holder of the notes to which such consent relates if the trustee receives the notice of revocation before the revocation deadline (defined below). Consents may not be revoked on or after the revocation deadline. The “revocation deadline” is the date when (1) the Tabulation Agent on or prior to the Expiration Date receives properly completed and executed, and not revoked, letters of consent in respect of the requisite aggregate current principal amount of the notes that are outstanding and (2) the second supplemental indenture is executed by the parties thereto. Notices of revocation must be completed, signed, dated and delivered to the trustee (accompanied by such proxy or other required documents) in the same manner as would be required for a consent. Pursuant to Section 9.04 of the Indenture, only a holder of the notes as of the record date may revoke a previously given consent.
Information and Tabulation Agent
          We have retained Deutsche Bank National Trust Company to serve as our Information Agent and Tabulation Agent in connection with the solicitation. For the services of the Information Agent and Tabulation Agent, we have agreed to pay reasonable and customary fees and to reimburse the Information Agent and Tabulation Agent for its reasonable out-of-pocket expenses in connection with such services.
          We have not authorized any person (including the Information Agent and the Tabulation Agent) to give any information or make any representations in connection with the solicitation other than as set forth herein and, if given or made, such information or representations must not be relied upon as having been authorized by us, the trustee, the Information Agent, the Tabulation Agent or any other person.
          Requests for assistance in filling out and delivering the letter of consent or requests for additional copies of this consent solicitation statement or the letter of consent and other related documents should be directed to the Information Agent at its address and telephone number set forth on the back cover of this consent solicitation statement.
Solicitation Agent
          Evercore Partners (“Evercore”) will act as Solicitation Agent in connection with this consent solicitation. Evercore will solicit consents and respond to inquiries of holders. The Solicitation Agent can be reached by calling (212) 822-7584.
Fees and Expenses
          We will bear the costs of the solicitation, including the fees and expenses of the Tabulation Agent, the Information Agent and the Solicitation Agent. We will pay the Tabulation Agent, Information Agent and Solicitation Agent reasonable and customary compensation for their services in connection with the solicitation, plus reimbursement for expenses.
          Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Information Agent, by application of funds provided by us, for customary mailing and handling expenses incurred by them in forwarding material to their customers. We will pay all other fees and expenses attributable to the solicitation and the execution of the Proposed Amendments, other than expenses incurred by holders or beneficial owners of notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
          To ensure compliance with Treasury Department Circular 230, each person receiving this consent solicitation statement is hereby notified that: (a) any discussion of federal tax issues in this consent solicitation statement is not intended or written to be relied upon, and cannot be relied upon, by holders for the purpose of avoiding penalties that may be imposed on holders under the Internal Revenue Code of 1986, as amended; (b) such discussion is included herein by us in connection with the promotion or marketing (within the meaning of Treasury Department Circular 230) of the transactions or matters addressed herein; and (c) holders should seek advice based on their particular circumstances from an independent tax advisor.
          The following is a summary of certain U.S. federal income tax considerations of the adoption of the Proposed Amendments and the receipt of the consent payment that may be relevant to holders of notes as of the record date and who hold such notes as “capital assets” (generally, property held for investment). The summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, and U.S. Treasury Regulations, administrative rulings and pronouncements and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We will not seek any ruling from the Internal Revenue Service (the “IRS”) or an opinion of counsel regarding the matters discussed below. We cannot assure you that the IRS will not challenge one or more of the tax consequences described in this discussion.
          This summary is not a complete description of all the U.S. federal income tax consequences of the adoption of the Proposed Amendments and receipt of the consent payment and, in particular, may not address special U.S. federal income tax considerations, such as:
•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, traders in securities that elect to use a mark-to-market method of accounting for their securities, U.S. expatriates or certain former citizens or long-term residents of the United States;

•	tax consequences to persons holding notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	tax consequences to holders of notes whose “functional currency” is not the U.S. dollar;

•	tax consequences to partnerships or other pass-through entities and holders of interests therein; and

•	alternative minimum tax consequences, if any.

This summary also does not address any U.S. federal tax consequences, other than U.S. federal income tax consequences (e.g., estate and gift), or any state, local or foreign tax consequences.
          Whether an instrument is characterized as equity or debt for U.S. federal income tax purposes depends on the circumstances surrounding the issuer and the terms and operation of the instrument. We believe that the notes are treated as debt for U.S. federal income tax purposes, and the following discussion assumes that the notes are properly classified as debt for U.S. federal income tax purposes.
          Holders of notes are strongly encouraged to consult their own tax advisors concerning the U.S. federal income and estate and gift, and any state or local income or franchise, tax consequences of the adoption of the Proposed Amendments and the receipt of the consent payment, as well as any consequences under the laws of any other applicable taxing jurisdiction.
Tax Considerations to U.S. Holders
          The term “U.S. holder” means a beneficial owner of the notes that is for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state or political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (a) is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person. If an entity treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are an entity treated as a partnership that holds notes, or a partner of such a partnership, you should consult your tax advisors.
     Receipt of the Consent Payment
          The tax treatment of a consent payment to a U.S. holder is unclear. The consent payment may be treated as a payment on the note or may be treated as a separate fee for consenting to the Proposed Amendments. In either case, however, the consent payment should constitute ordinary income to a U.S. holder.
     Effect of the Proposed Amendments and Consent Payment
          The U.S. federal income tax consequences to U.S. holders will depend upon whether the adoption of the Proposed Amendments and the consent payment result in a deemed exchange of “new” or modified notes for the “old” or original notes. Treasury Regulations promulgated under Section 1001 of the Code provide that such a deemed exchange occurs if a “significant modification” (within the meaning of the Treasury Regulations) in the terms of the debt instrument has occurred, taking into account all relevant facts and circumstances, including our payment of the consent payment. In general, the Treasury Regulations provide that a deemed exchange occurs as a result of a significant modification of a debt instrument only if, based on all facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.”
          The Treasury Regulations provide that a change in the yield of a debt instrument is a significant modification if the yield of the debt instrument after the modification varies from the yield of the unmodified debt instrument by the greater of (a) 0.25 percent or (b) 5 percent of the annual yield of the unmodified instrument. Under this test, the payment of the consent fee, if treated as additional interest, would not result in a significant modification. The Treasury Regulations also provide that a modification to a debt instrument that adds, deletes, or alters customary accounting or financial covenants is not a significant modification giving rise to a deemed exchange. The Treasury Regulations, however, do not provide discussions or examples of when a covenant will be considered “customary” for this purpose.
          Under the Treasury Regulations, a change in the priority of a debt instrument relative to other debt of the issuer is a significant modification if it results in a change in payment expectations. A change in payment expectations occurs if, as a result of a transaction, there is a substantial impairment of the obligor’s capacity to meet payment expectations under a debt instrument and that capacity was adequate prior to the modification and is primarily speculative after the modification.
          Although not free from doubt, we intend to take the position that the Proposed Amendments do not result in a deemed exchange. However, if the Proposed Amendments were treated as causing a deemed exchange, a U.S. holder would recognize gain or, subject to the possible application of the wash sale rules, loss unless the deemed exchange were treated as a recapitalization. A deemed exchange generally would qualify as a recapitalization if both the “old” notes and the “new” notes qualify as “securities” for federal income tax purposes. In the case of a debt instrument, neither the Code nor the Treasury Regulations define the term security. Most authorities have held that the term to maturity of the debt instrument is one of the most significant factors in determining whether a debt instrument is a security. In this regard, debt instruments with a term of ten years or more generally qualify as securities, debt instruments with a term between five and ten years may qualify as securities, and debt instruments with a term of less than five years generally do not qualify as securities. There is some authority, however, that suggests that notes of a shorter term can qualify as securities if they represent a continuation of notes with substantially the same terms. It is unclear in this situation whether either the old notes or new notes would qualify as securities and therefore whether a deemed exchange would qualify as a recapitalization.
          Because of the inherently factual nature of whether the Proposed Amendments result in a significant modification and thus, a deemed exchange, and whether a debt instrument qualifies as a security for U.S. federal income tax purposes, U.S. holders are strongly encouraged to consult their tax advisor regarding the application of the rules described above.

     Backup Withholding and Information Reporting Requirements
          We will generally report the amount of the consent payment to the IRS and to U.S. holders. Backup withholding at the rate of 28 percent may apply with respect to the consent payment unless the U.S. holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding by providing an IRS Form W-9 and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder who does not provide its correct taxpayer identification number may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against the U.S. holder’s federal income tax liability.
Tax Consequences to Non-U.S. Holders
          The following discussion is limited to the U.S. federal income tax consequences relevant to a holder of notes that is a non-U.S. holder. As used herein, a “non-U.S. holder” is any beneficial owner of notes that is an individual, corporation, estate or trust that is not a U.S. holder.
     Effect of the Proposed Amendments and Receipt of the Consent Payment
          Except with respect to the consent payment, as discussed below, a non-U.S. holder generally will not be subject to U.S. federal income tax on any income or gain resulting from the adoption of the Proposed Amendments unless: (i) such income or gain is effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States, in which case the non-U.S. holder generally would be taxed on the income or gain in the same manner as a U.S. holder and a corporate non-U.S. holder may be subject to an additional branch profits tax at the rate of 30 percent (unless reduced by an applicable income tax treaty); or (ii) in the case of gain, the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the deemed exchange and certain other conditions are satisfied, in which case the non-U.S. holder would be subject to a flat 30% rate of U.S. federal income tax on the gain, which may be offset by U.S. source capital losses.
          As described above (see “Tax Considerations to U.S. Holders — Receipt of the Consent Payment”), the tax treatment of a consent payment is unclear. The consent payment may be treated as a payment on the note or may be treated as a separate fee for consenting to the Proposed Amendments. Because of the uncertainty, the Company intends to withhold at a rate of 30 percent on the consent payment unless the non-U.S. holder is engaged in the conduct of a trade or business and provides a validly executed Form W-8ECI, or an income tax treaty between the United States and the country of residence of the non-U.S. holder eliminates or reduces the applicable withholding rate and such Non-U.S. Holder provides a properly executed Form W-8BEN. If such withholding results in an overpayment of taxes (because, for example, the consent fee is treated as interest), a refund or credit may be obtainable, provided that the required information is timely furnished to the IRS.

          Non-U.S. holders are strongly encouraged to consult their tax advisors regarding the effect of the Proposed Amendments and the treatment of the consent payment.
     Backup Withholding and Information Reporting Requirements
          U.S. information reporting requirements and backup withholding generally will not apply to your receipt of the consent payment if you certify as to your non-U.S. status on IRS Form W-8 BEN, W-8 ECI or W-8 IMY, as applicable.
          The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax considerations or other tax considerations of the Consent Solicitation. Thus, holders are urged to consult their own tax advisors as to the specific tax consequences of the Consent Solicitation to them, including tax return reporting requirements, the applicability and the effect of United States federal, state, local, foreign and other applicable tax laws and the effect of any proposed changes in the tax laws.

SOLICITATION OF CONSENT TO INDENTURE AMENDMENT
Relating to the
$400,000,000 of 11 7/8% Senior Secured Notes Due 2014
CUSIP Nos. 89612BAA6 and R92856AA2
of
Trico Shipping AS
          In order to give its consent, a holder should mail, hand deliver, send by overnight courier or by facsimile or electronic transmission (in each case, confirmed by physical delivery) a properly completed and duly executed letter of consent, and any other required document, to the Tabulation Agent at its address set forth below. Any questions or requests for assistance or for additional copies of this consent solicitation statement or related documents may be directed to the Information Agent at one of its telephone numbers set forth below. A holder (or a beneficial owner that is not a holder) may also contact the Information Agent at their respective telephone numbers set forth below or its broker, dealer, commercial bank, trust company or other nominee for assistance concerning the solicitation.
The Tabulation Agent and Information Agent for the solicitation is:
Deutsche Bank National Trust Company

By Regular Mail:	By Hand or Overnight Courier:

DB Services Americas, Inc	DB Services Americas, Inc
MS JCK01-0218	MS JCK01-0218
5022 Gate Parkway, Suite 200	5022 Gate Parkway, Suite 200
Jacksonville, FL 32256	Jacksonville, FL 32256
Attention: Security Holder Relations
By Facsimile (for Eligible Institutions only):
(615) 866-3889
For Information or Confirmation by Telephone:
1-800-735-7777, option 1
          Questions concerning the terms of the consent solicitation should be directed to Evercore Partners at the following telephone number: (212) 822-7584.